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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                           BOWLIN TRAVEL CENTERS, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    10259P101
        ----------------------------------------------------------------
                                 (CUSIP Number)

                                 Jonathan Brooks
                           450 Park Avenue, 28th Floor
                            New York, New York 10022
                                  212-891-2129
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 30, 2001
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 10259P 101              SCHEDULE 13D                 Page 2 of 4 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JONATHAN BROOKS
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        407,200
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               407,200
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      407,200
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 3 of 4 pages


Item 1. Security and Issuer.

      This statement relates to the common stock, $.001 par value each ("Common Stock") of Bowlin Travel Centers, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 150 Louisiana NE, Albuquerque, New Mexico 87108.

Item 2. Identity and Background.

            (a)   The name of the Reporting Person is Jonathan Brooks.

            (b) The business address of the Reporting Person is 450 Park Avenue, 28th Floor, New York, New York 10022.

            (c) The Reporting Person's principal occupation is a Private Investor. The Reporting Person conducts his business at 450 Park Avenue, 28th Floor, New York, New York 10022.

            (d)   Not Applicable.

            (e)   Not Applicable.

            (f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

            Reporting Person used his own funds in purchasing the 59,000 shares of the Common Stock of the Issuer since he last reported his ownership on Schedule 13D, which purchase price aggregated $72,239.75.

Item 4. Purpose of Transaction.

            The Reporting Person acquired the shares of the Common Stock of the Issuer being reported herein for investment purposes. However, the Reporting Person may communicate with management on ways of increasing shareholder value in the near term.

Item 5. Interest in Securities of the Issuer.

            (a) The Reporting Person directly beneficially owns 407,200 shares of the Common Stock representing 8.9% of the issued and outstanding shares of Common Stock of the Issuer.

                                                               Page 4 of 4 pages


            (b) The Reporting Person has the sole power to vote all of the 407,200 shares of the Common Stock of the Issuer currently owned by him.

            (c) During the past 60 days, the Reporting Person acquired the following shares of the Issuer's Common Stock in broker's transactions:

    DATE OF TRANSACTION    NO. OF SHARES PURCHASED  PRICE PER SHARE
    -------------------    -----------------------  ---------------

      4/9/01                        3,500              $1.01
      5/30/01                      16,500              $1.8615

            (d)   Not Applicable.

            (e)   Not Applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Not Applicable.

Item 7. Material to be Filed as Exhibits.

            Not Applicable.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 31, 2001


                                          /S/ Jonathan Brooks
                                          --------------------------------------
                                          Jonathan Brooks